
March 18, 2008

Mr. Robert Salomon
Chief Financial Officer, Ashton Woods USA L.L.C.
1080 Holcomb Bridge Rd. Bldg 200, Suite 350
Roswell, GA 30076

Re: **Ashton Woods USA L.L.C.**
        Form 10-K for the fiscal year ended May 31, 2007
        Form 10-Q for the period ended November 30, 2007
        File No. 333-129906

Dear Mr. Salomon:

We have reviewed your filing and have the following comments. We have limited our review to only disclosures relating to inventory impairments and liquidity and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period November 30, 2007

MD&A
Results of Operations - Homebuilding Segments

1. In light of the current difficulties faced by your industry, we believe you should continue to enhance your disclosures regarding inventory impairments to help investors better understand their potential implications. In this regard, please revise future filings to also: disclose and discuss cancellation rates by segment; disclose and discuss impairments by inventory category; and disclose the number of neighborhoods assessed for impairment, the number impaired and their remaining carrying value.

While we understand that the process of assessing inventory impairments and option deposits and pre-acquisition costs write-offs is performed at a detailed level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information to investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analyses relative to current market conditions and relative to your peers to enable them to better assess the likelihood and potential magnitude of future impairments.

Liquidity and Capital Resources

2. We note the disclosures related to your unsecured credit facility and subordinated notes, including related amendments and revised covenants. In future filings, please enhance your disclosures to better explain the facts and circumstances related to amendments to your debt agreements and to more clearly address the potential impact on your liquidity. Also, to the extent material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief